                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             TENDER OFFER STATEMENT
       UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT

                                AMENDMENT NO. 1

                             COMMAND SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                              ICICI INFOTECH INC.
                         ICICI ACQUISITION CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  200903-10-2
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 V. Srinivasan
                           Managing Director & Chief
                               Executive Officer
                              ICICI Infotech Inc.
                           450 Raritan Center Parkway
                            Edison, New Jersey 08837
                                 (732) 225-4242
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                  Communications on behalf of Filing Persons)

                                    COPY TO:

                             Cheryl V. Reicin, Esq.
                            McDermott, Will & Emery
                              50 Rockefeller Plaza
                         New York, New York 10020-1605
                                (212)  547-5400

                           CALCULATION OF FILING FEE
      TRANSACTION VALUATION*:                         AMOUNT OF FILING FEE:
             $39,799,935                                      $7,960

-------------------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share of Command Systems, Inc. (the "Common Stock" or the "Shares"), at a price per Share of $5.00 in cash, and of all outstanding options to acquire Shares, at a price per Share of $5.00 in cash less the exercise price for each such option. As of January 26, 2001, there were (i) 7,659,665 Shares outstanding and (ii) outstanding options to acquire 633,106 Shares from the Company with exercise prices of below $5.00 per Share at an average exercise price of approximately $2.63. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.
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[X]    Check the box if any part of the fee is offset as provided by Rule 0-
       11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount previously paid:
       Form or registration no.:        $7,960.00
                                        Schedule TO, File no. 5-56865
       Filing Party:                    ICICI Acquisition Corporation and ICICI
                                        Infotech Inc.
       Date Filed:                      February 12, 2001

       [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

               Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]     third-party tender offer subject to Rule 14d-1.

       [_]     issuer tender offer subject to Rule 13e-4.

       [_]     going-private transaction subject to Rule 13e-3.

       [_]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
--------------------------------------------------------------------------------

     This Amendment No. 1 filed on February 22, 2001 amends and supplements the Tender Offer Statement on Schedule TO filed on February 12, 2001 (the "Schedule TO") relating to the third-party tender offer by ICICI Acquisition Corporation, a Delaware corporation ("Purchaser"), a wholly owned subsidiary of ICICI Infotech Inc., a Delaware corporation ("Parent"), an indirect majority owned subsidiary of ICICI Limited, a corporation organized under the laws of India, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of Command Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2001 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit
(a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

     Item 1 of the Schedule TO is hereby amended by adding to the Offer to Purchase the following sentence immediately after the second sentence of the paragraph under the caption "Summary Term Sheet -- Do you have the financial resources to make payment?": "None of such existing resources include borrowings."
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     Item 1 of the Schedule TO is hereby amended further by revising the Offer to Purchase to replace the last paragraph under the caption "Summary Term Sheet -- Can the offer be extended and under what circumstances?" with the following paragraph:

     "In addition, if all conditions to the offer have been satisfied or waived but less than 90% of the outstanding shares of Command Systems have been validly tendered and not withdrawn, we may extend the offer for one additional period of not less than three nor more than 20 business days, provided that we shall promptly accept and pay for all securities tendered prior to the date of such extension, shall otherwise meet the requirements of subsequent offering periods under the Securities Exchange Act of 1934 in connection with such extension and shall waive any condition to the consummation of the Merger other than the condition to obtain material government filings and consents."

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended by revising the Offer to Purchase to replace the first sentence under the caption "1. Terms of the Offer." with the following sentence: "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares which are validly tendered and not withdrawn on or prior to the Expiration Date, promptly after the Expiration Date (the "Offering Period")."

     Item 4 of the Schedule TO is hereby amended further by revising the Offer to Purchase to replace the first sentence of the fifth paragraph under the caption "1. Terms of the Offer." with the following sentence: "In addition, if all conditions to the Offer have been satisfied or waived but less than 90% of the outstanding shares of Command Systems have been validly tendered and not withdrawn, Purchaser may extend the Offer for one additional period of not less than three nor more than 20 business days, provided that Purchaser shall, promptly accept and pay for all securities tendered prior to the date of such extension, shall otherwise meet the requirements of Rule 14d-11 under the Exchange Act in connection with such extension and shall waive any condition to the consummation of the Merger other than the condition to obtain material government filings and consents that may fail to be satisfied during such extension."

     Item 4 of the Schedule TO is hereby amended further by revising the Offer to Purchase to replace the first sentence under the caption "4. Acceptance for Payment and Payment for Shares." with the following sentence: "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment thereto), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not withdrawn, promptly after the Expiration Date."

     Item 4 of the Schedule TO is hereby amended further by revising the Offer to Purchase to replace the fourth paragraph under the caption "4. Acceptance for Payment and Payment for Shares." with the following paragraph:

     "If any tendered Shares are not accepted for payment and paid for, a certificate(s) representing such Shares will be returned (or, in the case of Shares delivered by book-entry transfer with DTC as permitted by Section 2 ("Procedure for Accepting the Offer and Tendering Shares"), such Shares will be credited to an account maintained with DTC) without expense to the tendering stockholder promptly following the expiration or termination of the Offer."


                                      -2-
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     Item 4 of the Schedule TO is hereby amended further by revising the Offer to Purchase to replace the third sentence of the last paragraph under the caption "7. Certain Information Concerning the Company. -- Certain Projections" with the following sentence: "These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections."

     Item 4 of the Schedule TO is hereby amended further by adding to the Offer to Purchase the following sentence immediately after the last sentence of the last paragraph under the caption "7. Certain Information Concerning the Company. -- Certain Projections": "Notwithstanding the foregoing, the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the Offer. Accordingly, none of Purchaser, Parent, ICICI Limited nor the Company are entitled to the safe harbor protections provided by such act with respect to this disclosure."

     Item 4 of the Schedule TO is hereby amended further by adding to the Offer to Purchase the following sentence immediately after the last sentence of the penultimate paragraph under the caption "15. Certain Conditions of the Offer.":
"Notwithstanding the foregoing, all conditions to the Offer, other than those dependent upon the receipt of necessary governmental approvals, will be satisfied or waived on or before the expiration of the Offer."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 of the Schedule TO is hereby amended by adding to the Offer to Purchase the following statement immediately after the second sentence of the paragraph under the caption "9. Source and Amount of Funds.": "None of such existing resources include borrowings."


                                      -3-
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              ICICI Infotech Inc.

                              By:  /s/ V. Srinivasan
                              -----------------------------------------
                              Name:  V. Srinivasan
                              Title: Managing Director



                              ICICI Acquisition Corporation

                              By:   /s/ V. Srinivasan
                              -----------------------------------------
                              Name:  V. Srinivasan
                              Title:  Managing Director & Chief Executive
                              Officer

Date:  February 22, 2001